November 18, 2024

Khar Heng Choo
Chief Executive Officer
Knorex Ltd.
21 Merchant Road
#04-01
Singapore 058267

       Re: Knorex Ltd.
           Registration Statement on Form F-1
           Filed November 12, 2024
           File No. 333-283112
Dear Khar Heng Choo:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Unaudited Condensed Consolidated Financial Statements of Knorex Ltd. Notes to Unaudited Condensed Consolidated Financial Statements
Note 17 - Subsequent events, page F-29

1. Please revise your disclosures here and on page F-54 to address the issuance of warrants on September 30, 2024 as discussed on page 41. As part of your response, please tell us whether the warrants were issued in connection with the issuance of debt. In this regard, we note that your disclosure on page 41 refers to "an aggregate principal amount." Lastly, if debt was issued, revise your capitalization and dilution disclosures to reflect the pro forma impact.
 November 18, 2024
Page 2
Audited Consolidated Financial Statements of Knorex Ltd.
Report of Independent Registered Public Accounting Firm, page F-30

2. Please revise to include the signature of the accounting firm. Refer to Rule 2-02(a) of
       Regulation S-X.

       Please contact Chen Chen at 202-551-7351 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology